UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

HEALTH MANAGEMENT ASSOCIATES, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

421933102
(CUSIP Number)

Mark Horowitz
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
With a copy to: Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 (212) 872-1080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
GLENVIEW CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	37,757,583
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	37,757,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		37,757,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		14.28%

14.	Type of Reporting Person:		00

1.	Names of Reporting Persons.
LAWRENCE M. ROBBINS

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
United States of America

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	37,757,583
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	37,757,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		37,757,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13.	Percent of Class Represented by Amount in Row (11)		14.28%

14.	Type of Reporting Person:		IN, HC

Item 1.    Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed by the undersigned Reporting Persons on May 6, 2013, as heretofore amended (the “Initial Schedule 13D”), with respect to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Health Management Associates, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 13, 2013, Glenview Capital Management, LLC issued a press release to announce its intention to vote its Shares in favor of the Community Health System, Inc. proposal the “Press Release”, a copy of which is attached hereto as Exhibit C.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) Each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 37,757,583 Shares, which equates to approximately 14.28% of the total number of Shares outstanding.  (There were 264,495,187 Shares outstanding as of November 1, 2013, based on information in the Issuer’s Form 10-Q, filed November 13, 2013.)  These Shares are held for the following accounts: (A) 1,410,233 Shares held for the account of Glenview Capital Partners; (B) 14,923,990 Shares held for the account of Glenview Capital Master Fund; (C) 6,594,173 Shares held for the account of Glenview Institutional Partners; (D) 9,344,013 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 5,485,174 Shares held for the account of Glenview Capital Opportunity Fund.

(c) This Item 5(c) is not applicable.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Glenview Capital Master Fund relates to more than 5 percent of the class of Shares.

                (e) This Item 5(e) is not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:       Joint Filing Agreement

Exhibit B:       Power of Attorney

Exhibit C        Press Release, dated November 13, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of
Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for
Lawrence M. Robbins

November 15, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Health Management Associates, Inc., dated as of November 15, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of
Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for
Lawrence M. Robbins

November 15, 2013

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EXHIBIT B

POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins
Lawrence M. Robbins

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EXHIBIT C

FOR IMMEDIATE RELEASE

Glenview Capital Confirms Intention to Vote for Community Health Systems’ Proposal
Glenview Commends New HMA Board and Management for its Comprehensive Efforts to Stabilize the HMA Business

NEW YORK, NY (November 13, 2013) – Glenview Capital Management LLC, which owns 14.5% of the common stock of Health Management Associates, Inc. (NYSE: HMA) through affiliated investment funds, today issued the following statement:

“In light of our leadership role to Revitalize HMA and given our stance as HMA’s largest shareholder, Glenview offers the following statement regarding HMA’s Q3 earnings, the Board’s review of the pending Community Health System, Inc. (NYSE: CYH) (“CHS”) transaction, the issuance of fairness opinions by UBS Securities LLC and Lazard Frères & Co. LLC and CHS’s reaffirmation of its commitment to the transaction:

▪
We are disappointed to learn of the weakness at HMA as reflected in their Q3 results, which we believe reflects on the stewardship of the old Board and prior senior management.  However, we are gratified that the new Board and a refocused and reconstituted management team are actively stabilizing and addressing financial and operating performance.

▪
We appreciate the thorough and comprehensive review of the CHS proposal conducted by the new Board and the work done by Alvarez & Marsal, UBS and Lazard in conjunction with the issuance of fairness opinions.  Independent third party verification of fairness serves all shareholders’ interests.

▪
Based upon this comprehensive review and transparent disclosure of financial and operating conditions that is being made today, Glenview confirms its intention to vote its shares in favor of the CHS proposal, which we believe represents full and fair value for HMA.

▪
As CHS’s largest shareholder, we believe in the compelling strategic rationale driving the transaction and believe CHS is acquiring high quality assets whose fundamental performance will be significantly enhanced through the combined efforts of HMA and CHS leaders.  CHS is well positioned to apply its best practices in core operational areas like physician relationships and recruiting, vendor contracting and clinical management to further stabilize and improve HMA’s quality, service delivery and financial performance.

▪
Finally, this experience reinforces the importance of shareholder engagement.  It was only several weeks after Glenview filed its Form 13D on May 6, 2013 that the old Board of HMA retained an investment bank to assist in a review of strategic alternatives, and it was only after a broad and diverse chorus of voices indicated their dissatisfaction with its lack of leadership that the old Board concluded to accept the CHS proposal.  All shareholders benefited from stronger shareholder engagement.

▪	Glenview thanks the men and women of HMA and of the new Board for their efforts to move HMA forward in preparation for embarking on a new chapter of quality, performance and growth with CHS.”

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About Glenview Capital Management

Glenview Capital Management is a private investment management firm with more than $7 billion of assets under management. The firm was founded in 2000 and manages capital for qualified investors through a series of private investment funds, and has offices in New York and London. Glenview is focused on delivering attractive absolute returns through an intense focus on deep, fundamental research and individual security selection.

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Media contacts:
Scott Tagliarino/Katrina Allen
ASC Advisors LLC
(203) 992-1230

Cautionary Statement Regarding Forward-Looking Statements

This statement may include “forward-looking statements” that reflect current views of future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. Similarly, statements that describe our objectives, plans or goals are forward-looking.  Glenview’s forward-looking statements are based on its current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except to the extent required by applicable law, no person undertakes any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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